May 16, 2005


By U.S. Mail and Facsimile [ (604) 683 - 1585 ]

Mr. Nick DeMare,
  President and Chief Executive Officer
BARADERO RESOURCES LIMITED
#1305 - 1090 West Georgia Street
Vancouver, British Columbia,
Canada V6E 3V7

	Re:	Baradero Resources Limited
Supplemental response letter dated April 25, 2005 regarding the Annual Report on Form 20-F (fiscal year ended May 31, 2004)
		File No. 0-30920

Dear Mr. DeMare:

	We have reviewed your supplemental response letter to us
dated
April 25, 2005 in response to our letter of comment dated April
18,
2005 and have the following comments.   Where indicated, we think
you
should revise your documents in response to these comments in future filings with us. Please confirm that such comments will be complied with. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing the information, we may or may not raise additional comments.

	Pursuant to Rule 101(a)(3) of Regulation S-T, your response should be submitted in electronic form, under the label "corresp," within five (5) business days of the date of this letter.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.




May 16, 2005

Nick DeMare
Baradero Resources Limited
Page 2


FORM 20-F (Fiscal Year Ended May 31, 2004)

Response to Prior Comment 1

1. We have reviewed your response to prior comment 1 and believe that
SFAS No. 144 does apply notwithstanding you only having operated in
one "operating" segment. As these groups represent components of your entity that comprise operations and cash flows that can be clearly distinguished, operationally and for financial reporting purposes, we believe your disposals are within the guidance of
paragraph 41 of SFAS No. 144.   Please also note that paragraph 42
of
SFAS No. 144 requires discontinued operations treatment where both
(a) the operations and cash flows of the component have been eliminated from the ongoing operations of the entity as a result of the disposal transaction and, (b) the entity will not have any significant continuing involvement in the operations of the component after the disposal transaction. As it appears that the disposition of all of your interests in oil and gas properties and leases meet both criteria, we believe that the appropriate accounting treatment for U.S. GAAP purposes, is to present these disposed components as discontinued operations in the U.S. GAAP reconciliation footnote. Any remaining corporate operations or non-oil and gas related operations should continue to be presented within `continuing operations.` Please reflect in the May 31, 2005 Annual Report on Form 20-F, to be filed. In this regard, the U.S. GAAP reconciliation footnote should be revised accordingly to indicate the disposal of these operations would be accounted for as discontinued operations under U.S. GAAP and to quantify the effects thereof. Reference is also made to SAB Topic 1.D.1 for disclosures required for complying with Item 17 of Form 20-F.

2. As a related matter we understand, from your response, that you believe the discontinued operations guidance in CICA 3475 would have applied to these disposals if you had more than one operating segment. If our understanding of your response is correct, please revise your income statement (page F-5) to clearly state that substantially all revenues and expenses are associated with discontinued operations. This may be done by placing a label or subtitle above the word "Revenue" that states "Discontinued Operations:". We consider your current presentation to be confusing.
Please revise accordingly.

May 16, 2005

Nick DeMare
Baradero Resources Limited
Page 3


Response to Prior Comment 2

3. We have reviewed your response to prior comment 2. In future filings, beginning with the May 31, 2005 Annual Report on Form 20-F, to be filed, disclose from your supplemental response that: (i) all of the petroleum and natural gas activities had been conducted through CalEx, and that (ii) with impairments of the California wells and the sale of the West Ranch Field, CalEx had no assets remaining and had approximately CD$205,000 of accounts payable on account of unpaid drilling expenditures to unrelated parties, and (iii) with the abandonment of CalEx, effective at May 31, 2004, the Company was not obligated to honor (e.g., repay) the accounts payable liability to unrelated parties, resulting in a gain on the forgiveness of debt (for both Canadian and U.S. GAAP purposes). Explain in the filing, why the Company was not obligated to repay the liability amount to the unrelated parties. Also, in the U.S. GAAP reconciliation footnote, please disclose that the gain would be reflected for U.S.
GAAP purposes within discontinued operations as gain on disposal (i.e., abandonment) of subsidiary.


Other

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.




May 16, 2005

Nick DeMare
Baradero Resources Limited
Page 4


Closing

      You may contact Ms. Beverly A. Singleton, Staff Accountant, at
(202) 551-3328, or Ms. Margery Reich, Senior Staff Accountant, at
(202) 551-3347 if you have questions regarding comments on the financial statements and related matters. Please contact me at
(202)
551-3211 with any other questions.

      Sincerely,



							David R. Humphrey
							Accounting Branch Chief

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